Form 6K



SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.

August 27, 2002



WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___x___ Form 40-F ________

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes ________ No ___x___

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___]

## Index to Exhibits

| Exhibit No. | Description |
|---|---|
| 1 | Letters dated August 22, 23 and 26, 2002 to the NYSE with attachments. |

**Exhibit 1**

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

**BY FACSIMILE**

August 22, 2002

Mr. Marc Iyeki
Director – Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Rule 204.26

Dear Mr. Iyeki:

There follows two copies of a self-explanatory Media Release.

Please feel free to contact me if you have any questions.

Kind regards,

J. Martin Morgado III
Counsel

Enclosures

Westpac
Australia's First Bank

# Media release

Sent to ASX via ASX Online on 22/8/02

22 August 2002

**Westpac's wealth management strategy**

In response to recent media speculation Westpac stated today that consistent with its strategy, it has been growing its wealth management business both organically and through acquisitions.

Westpac recently purchased Rothschild Australia Asset Management and 51% of Hastings Funds Management.

Recent media speculation has also referred to a number of other potential purchases.

Westpac confirms it has held discussions with a number of parties in relation to wealth management businesses including the BT Financial Group.

At this point Westpac has nothing further to announce to the market. It will keep the market fully informed in line with its disclosure obligations.

Ends.

**For Further Information**

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

Westpac
Australia's First Bank

# Media release

Sent to ASX via ASX Online
on 22/8/02

22 August 2002

## Westpac's wealth management strategy

In response to recent media speculation Westpac stated today that consistent with its strategy, it has been growing its wealth management business both organically and through acquisitions.

Westpac recently purchased Rothschild Australia Asset Management and 51% of Hastings Funds Management.

Recent media speculation has also referred to a number of other potential purchases.

Westpac confirms it has held discussions with a number of parties in relation to wealth management businesses including the BT Financial Group.

At this point Westpac has nothing further to announce to the market. It will keep the market fully informed in line with its disclosure obligations.

Ends.

**For Further Information**

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

**BY FACSIMILE**

August 23, 2002

Mr. Marc Iyeki
Director – Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Rule 204.26

Dear Mr. Iyeki:

There follows two copies of a self-explanatory Media Release.

Please feel free to contact me if you have any questions.

Kind regards,

J. Martin Morgado III
Counsel

Enclosures

Westpac
Australia's First Bank

# Media release

AUSTRALIAN STOCK EXCHANGE
WBC001872

22 August 2002

**Westpac's clarifies wealth management announcement**

Westpac is concerned that its announcement today dealing with discussions with a number of parties in relation to wealth management businesses, including the BT Financial Group, may not have been sufficiently clear.

Westpac confirms that such discussions are ongoing.

At this point Westpac has nothing further to announce to the market. It will keep the market fully informed in line with its disclosure obligations.

Ends.

**For Further Information**

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

Westpac
Australia's First Bank

# Media release

AUSTRALIAN STOCK EXCHANGE
WBC001872

22 August 2002

## Westpac's clarifies wealth management announcement

Westpac is concerned that its announcement today dealing with discussions with a number of parties in relation to wealth management businesses, including the BT Financial Group, may not have been sufficiently clear.

Westpac confirms that such discussions are ongoing.

At this point Westpac has nothing further to announce to the market. It will keep the market fully informed in line with its disclosure obligations.

Ends.

**For Further Information**

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

**BY FACSIMILE**

August 26, 2002

Mr. Marc Iyeki
Director – Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Rule 204.26

Dear Mr. Iyeki:

There follows two copies of a self-explanatory Media Release.

Please feel free to contact me at 212 551-1926 if you have any questions.

Kind regards,

Manuela Adl
SVP & COO

Enclosures

Westpac
Australia's First Bank

# Media release

26 August, 2002

## Westpac joins wealth management major league with BT Financial Group acquisition

Westpac has been propelled into the wealth management major league with the announcement today that Westpac and Principal Financial Group have reached agreement on Westpac's acquisition of most of the BT Financial Group for $900 million.

With the acquisition, Westpac becomes the fourth largest retail funds manager in Australia with more than $30 billion of retail funds under management. With BT Financial Group and Rothschild Australia Asset Management (RAAM) acquisitions this year, Westpac has more than doubled its retail funds under management.

Westpac Chief Executive Officer, David Morgan, said the acquisition represented a significant step in Westpac's wealth management strategy.

"The acquisition will provide Westpac with a quantum leap in distribution, reach, client servicing capabilities and scale to deliver accelerated growth in wealth management," Dr Morgan said.

With the inclusion of the BT Wrap platform, the leading wealth management service platform with $6.5 billion under administration, the transaction fills a key strategic objective in delivering a market leading client portfolio administration platform. The platform provides investors and financial advisors with consolidated reporting and administrative services and has been identified as the fastest growing area of wealth management.

Combined with the master trusts, Westpac now has the second largest master trust and wrap capability with $11billion funds under administration. Currently these rank number one for inflows, capturing one third of the market.

BT's fund management operation in New Zealand is also included in the acquisition. This will significantly enhance Westpac's investment management capability in New Zealand while delivering substantial external distribution networks. Following the acquisition, Westpac moves to fifth position in funds under management in New Zealand.

Together with BT's Wrap business and New Zealand business, Westpac will acquire BT's distribution business, margin lending business and part of its investment management capability.

Importantly, Westpac will also acquire BT's corporate superannuation business and platform, filling a key capability gap for Westpac and allowing Westpac to strengthen its offering to its business customers.

Westpac will also secure operational and call centre facilities in Adelaide providing further operational and technology benefits including greater scale.

Westpac
Australia's First Bank

As part of Westpac's agreement to purchase BT, the Principal Financial Group will retain the property trusts and the direct property management services. Principal will also continue to manage international fixed interest and international equities acquired by Westpac.

Within a short period of time, these businesses will be integrated into a combined open-architecture wealth management business distributing through more than 15,000 external financial advisers and Westpac's own distribution network.

Dr Morgan said that given Westpac's expanded wealth management business, it was important that this area was led by a Group Executive who could work exclusively on ensuring its success.

"David Clarke, who until now has managed Westpac's Consumer and Business Bank, including wealth management, will become Group Executive, Wealth Management. David has an extensive track record in this area, particularly as CEO of MLC for six years, while Lend Lease owned the business," he said

"Mike Pratt, currently Group Executive of the bank's New Zealand and Pacific operations has been appointed Group Executive, Westpac's Business and Consumer Banking. He will also continue to oversee the New Zealand operations. Mike has significant experience managing financial services businesses in both Australia and New Zealand."

As a result of the acquisition the combined business will be restructured into an asset accumulation business, an investment management business, a life insurance business and the New Zealand business.

Rob Coombe, Executive Vice President, BT, will head the asset accumulation business, including all investment products, distribution, BT Wrap, Corporate Super and margin lending, reporting directly to David Clarke. Guy Strapp, currently Managing Director, Investments, Sagitta, will head investment management. Craig Stobo, currently head of BT Financial Group New Zealand, will head the New Zealand wealth management business. Guy and Craig will also report directly to David Clarke.

As a result of these organisational changes, Peter Martin has decided to depart the group within the next few months. In the interim, he will be working with David Clarke to facilitate a smooth transition of responsibilities.

Dr Morgan said the acquisition of BT was expected to generate significant long-term strategic and financial benefits for Westpac, its shareholders, staff, investors and customers.

"Our acquisition of RAAM was a key strategic move for Westpac," he said.

Westpac's Group Executive, Wealth Management, David Clarke said: "We acquired RAAM to obtain a rated asset management capability and access to the external financial advisor network. However, as we stated at the time, it did not address our need for a more functional and scalable administration platform for both the retail market and for corporate superannuation.

" With the BT acquisition, Westpac will acquire a strong and well respected brand and now becomes a leading player in providing wrap accounts – a key service and technology capability in growing the wealth management business.

Westpac
Australia's First Bank

"BT also has one of the leading corporate super products which meets a key objective, allowing us to realise additional value from existing business banking customers and to capture retail investors early in the customer life cycle.

"BT's 450,000 customers, including some 15,000 external financial advisers who have clients with BT products, will see a renewed commitment to the current business. The drive to improve performance and deliver product enhancement will continue, backed by the financial strength of Westpac.

"Our two recent acquisitions give us a stronger and expanded manufacturing base and adds depth and breadth to our distribution channels strengthening our ability to provide wealth management services.

"If customers can buy products from a range of wealth management companies, inevitably they will choose the one offering performance and service that best suits their needs. BT and Sagitta have strong service cultures and this gives us an edge in this market."

The transaction, which is less than 1% cash EPS negative in 2003 and is expected to be cash EPS positive by the end of 2004, meets Westpac's strict acquisition valuation criteria. An additional payment of up to $150 million contingent upon exceeding performance hurdles has been factored into the transaction.

The enhanced Westpac wealth management operation will have:

- approximately one million customers;
- access to over 15,000 external financial advisers; and
- around 700 in-house financial advisers and planners
- almost $30 billion retail funds under management

"This acquisition is a significant strategic milestone in Westpac's wealth management strategy. The larger product range, extensive external and in-house distribution relationships, and proven client service model, will deliver major benefits to customers and advisors throughout Australia and New Zealand," Dr Morgan said.

The transaction is subject to relevant regulatory approval.

Ends

**For further information please contact:**

David Lording
Media Relations
Westpac Banking Corporation
Ph: 61-2-9226-3510
Mob: 0419 683411

Westpac
Australia's First Bank

# Media release

26 August, 2002

## Westpac joins wealth management major league with BT Financial Group acquisition

Westpac has been propelled into the wealth management major league with the announcement today that Westpac and Principal Financial Group have reached agreement on Westpac's acquisition of most of the BT Financial Group for $900 million.

With the acquisition, Westpac becomes the fourth largest retail funds manager in Australia with more than $30 billion of retail funds under management. With BT Financial Group and Rothschild Australia Asset Management (RAAM) acquisitions this year, Westpac has more than doubled its retail funds under management.

Westpac Chief Executive Officer, David Morgan, said the acquisition represented a significant step in Westpac's wealth management strategy.

"The acquisition will provide Westpac with a quantum leap in distribution, reach, client servicing capabilities and scale to deliver accelerated growth in wealth management," Dr Morgan said.

With the inclusion of the BT Wrap platform, the leading wealth management service platform with $6.5 billion under administration, the transaction fills a key strategic objective in delivering a market leading client portfolio administration platform. The platform provides investors and financial advisors with consolidated reporting and administrative services and has been identified as the fastest growing area of wealth management.

Combined with the master trusts, Westpac now has the second largest master trust and wrap capability with $11billion funds under administration. Currently these rank number one for inflows, capturing one third of the market.

BT's fund management operation in New Zealand is also included in the acquisition. This will significantly enhance Westpac's investment management capability in New Zealand while delivering substantial external distribution networks. Following the acquisition, Westpac moves to fifth position in funds under management in New Zealand.

Together with BT's Wrap business and New Zealand business, Westpac will acquire BT's distribution business, margin lending business and part of its investment management capability.

Importantly, Westpac will also acquire BT's corporate superannuation business and platform, filling a key capability gap for Westpac and allowing Westpac to strengthen its offering to its business customers.

Westpac will also secure operational and call centre facilities in Adelaide providing further operational and technology benefits including greater scale.

Westpac
Australia's First Bank

As part of Westpac's agreement to purchase BT, the Principal Financial Group will retain the property trusts and the direct property management services. Principal will also continue to manage international fixed interest and international equities acquired by Westpac.

Within a short period of time, these businesses will be integrated into a combined open-architecture wealth management business distributing through more than 15,000 external financial advisers and Westpac's own distribution network.

Dr Morgan said that given Westpac's expanded wealth management business, it was important that this area was led by a Group Executive who could work exclusively on ensuring its success.

"David Clarke, who until now has managed Westpac's Consumer and Business Bank, including wealth management, will become Group Executive, Wealth Management. David has an extensive track record in this area, particularly as CEO of MLC for six years, while Lend Lease owned the business," he said

"Mike Pratt, currently Group Executive of the bank's New Zealand and Pacific operations has been appointed Group Executive, Westpac's Business and Consumer Banking. He will also continue to oversee the New Zealand operations. Mike has significant experience managing financial services businesses in both Australia and New Zealand."

As a result of the acquisition the combined business will be restructured into an asset accumulation business, an investment management business, a life insurance business and the New Zealand business.

Rob Coombe, Executive Vice President, BT, will head the asset accumulation business, including all investment products, distribution, BT Wrap, Corporate Super and margin lending, reporting directly to David Clarke. Guy Strapp, currently Managing Director, Investments, Sagitta, will head investment management. Craig Stobo, currently head of BT Financial Group New Zealand, will head the New Zealand wealth management business. Guy and Craig will also report directly to David Clarke.

As a result of these organisational changes, Peter Martin has decided to depart the group within the next few months. In the interim, he will be working with David Clarke to facilitate a smooth transition of responsibilities.

Dr Morgan said the acquisition of BT was expected to generate significant long-term strategic and financial benefits for Westpac, its shareholders, staff, investors and customers.

"Our acquisition of RAAM was a key strategic move for Westpac," he said.

Westpac's Group Executive, Wealth Management, David Clarke said: "We acquired RAAM to obtain a rated asset management capability and access to the external financial advisor network. However, as we stated at the time, it did not address our need for a more functional and scalable administration platform for both the retail market and for corporate superannuation.

" With the BT acquisition, Westpac will acquire a strong and well respected brand and now becomes a leading player in providing wrap accounts – a key service and technology capability in growing the wealth management business.

Westpac
Australia's First Bank

"BT also has one of the leading corporate super products which meets a key objective, allowing us to realise additional value from existing business banking customers and to capture retail investors early in the customer life cycle.

"BT's 450,000 customers, including some 15,000 external financial advisers who have clients with BT products, will see a renewed commitment to the current business. The drive to improve performance and deliver product enhancement will continue, backed by the financial strength of Westpac.

"Our two recent acquisitions give us a stronger and expanded manufacturing base and adds depth and breadth to our distribution channels strengthening our ability to provide wealth management services.

"If customers can buy products from a range of wealth management companies, inevitably they will choose the one offering performance and service that best suits their needs. BT and Sagitta have strong service cultures and this gives us an edge in this market."

The transaction, which is less than 1% cash EPS negative in 2003 and is expected to be cash EPS positive by the end of 2004, meets Westpac's strict acquisition valuation criteria. An additional payment of up to $150 million contingent upon exceeding performance hurdles has been factored into the transaction.

The enhanced Westpac wealth management operation will have:

- approximately one million customers;
- access to over 15,000 external financial advisers; and
- around 700 in-house financial advisers and planners
- almost $30 billion retail funds under management

"This acquisition is a significant strategic milestone in Westpac's wealth management strategy. The larger product range, extensive external and in-house distribution relationships, and proven client service model, will deliver major benefits to customers and advisors throughout Australia and New Zealand," Dr Morgan said.

The transaction is subject to relevant regulatory approval.

Ends

**For further information please contact:**

David Lording
Media Relations
Westpac Banking Corporation
Ph: 61-2-9226-3510
Mob: 0419 683411

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: August 27, 2002

By: ______________________
Manuela Adl
Sr. Vice President & COO